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Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31, 2013	Year Ended December 31,
		2012	2011	2010	2009	2008
	(Dollar Amounts In Thousands)
EARNINGS
Earnings from continuing operations before income taxes and amortization of capitalized interest	$(67,611)	$(1,115,494)	$187,395	$299,432	$(1,260,390)	$(1,683,136)
Add fixed charges (excluding portion capitalized)	36,995	145,514	157,342	155,282	168,965	127,947

Earnings available for fixed charges	$(30,616)	$(969,980)	$344,737	$454,714	$(1,091,425)	$(1,555,189)

FIXED CHARGES
Interest cost and amortization of debt costs, discounts, and premiums	$36,319	$149,054	$164,573	$161,531	$175,662	$143,534
Portion of rental cost equivalent to interest	1,200	6,781	8,436	8,974	9,705	10,041

Total fixed charges	$37,519	$155,835	$173,009	$170,505	$185,367	$153,575

Ratio of earnings to fixed charges	(a)	(a)	2.0	2.7	(a)	(a)

(a)
The ratios indicate a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges (i) for the three months ended March 31, 2013 by $68.1 million, (ii) for the year ended December 31, 2012 by $1.1 billion, (iii) for the year ended December 31, 2009 by $1.3 billion, and (iv) for the year ended December 31, 2008 by $1.7 billion.

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  Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)